Dimensional

March 22, 2013

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Mark Cowan

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Mr. Cowan:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 157/158 to the Registration Statement of the Registrant (the “Amendment”) relating to the DFA VA Global Moderate Allocation Portfolio (the “Portfolio”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 23, 2013, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended.

Each SEC Staff comment is summarized below, followed by the Registrant’s responses to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

    1.           Comment.  Please remove the “Shareholder Fees” table located in the “Fees and Expenses of the Portfolio” section of the prospectus.  The Portfolio, as an insurance fund, does not charge shareholder fees.

Response.  The requested revision has been made.

    2.           Comment.  In the “Annual Fund Operating Expenses” table located in the “Fees and Expenses of the Portfolio” section of the prospectus, please attach footnote one to the “Other Expenses” caption.

Response.  The Registrant believes that attaching the footnote to the table as a whole, as opposed to only the specific “Other Expenses” caption, is preferable because any change in “Other Expenses” will affect the other items throughout the “Annual Fund Operating Expenses” table.

3.          Comment.  In the “Annual Fund Operating Expenses” table located in the “Fees and Expenses of the Portfolio” section of the prospectus, please remove the reference to “Recovery” in the fee waiver and/or expense reimbursement captions.

U.S. Securities and Exchange Commission
March 22, 2013

Response.  The requested revision has been made.

4.          Comment.   In the “Example” section of the prospectus, please include the statement “and if such fees were included, expenses would be higher” at the end of the sentence which states “The Example does not include any fees or charges imposed by the variable insurance contract.”

Response.  The requested revision has been made.

5.          Comment.  In the description of “Derivatives Risk” in the “Principal Risks” section of the prospectus, please include a description of leverage risk.

Response.  The Registrant does not believe that the inclusion of leverage risk is appropriate for the Portfolio.  As described in the prospectus, the Underlying Funds in which the Portfolio invests use derivatives for currency management and cash management purposes and the risk of leverage is not implicated by these strategies.

6.           Comment.  Please confirm whether the “Additional Risks of the Underlying Funds” in the “Additional Information on Investment Objective and Policies” section of the prospectus are principal risks of the Portfolio.  If these are principal risks of the Portfolio, please include them in the “Principal Risks” section of the prospectus.

Response.   The “Additional Risks of the Underlying Funds” disclosed in the “Additional Information on Investment Objective and Policies” section of the prospectus provide additional information regarding the “Fund of Funds Risk” that is included in the “Principal Risks” section of the prospectus.   The disclosure provided in the “Fund of Funds Risk” states that “through its investments in the Underlying Funds, the Portfolio is subject to the risks of the Underlying Funds’ investments.”  Certain risks of investing in all of the Underlying Funds are disclosed as separate risks in the “Principal Risks” section of the prospectus.  The Registrant, however, believes it is appropriate to provide additional information regarding the “Fund of Funds Risk,” which includes a risk that is specific to one Underlying Fund, in the “Additional Information on Investment Objective and Policies” section.

7.           Comment.  In the “Policy Regarding Excessive or Short-Term Trading” section of the prospectus, please explicitly state whether the Portfolio discourages frequent purchases and redemptions of Portfolio shares by Portfolio shareholders.

Response.  The Registrant believes that the first paragraph of the “Policy Regarding Excessive or Short-Term Trading” section of the prospectus explicitly states that the Portfolio discourages frequent purchases and redemptions of the Portfolio.

8.           Comment.  On page 19 in the “Policy Regarding Excessive or Short-Term Trading” section of the prospectus, please confirm that the second sentence of the fourth full paragraph is worded correctly.

U.S. Securities and Exchange Commission
March 22, 2013

Response.  The sentence has been revised to state: “The Fund and Dimensional may work with Intermediaries to implement purchase blocking procedures or other procedures that the Fund and Dimensional determine are reasonably designed to achieve the objective of this Trading Policy.”

9.           Comment.  Please update the name associated with the class identifier on EDGAR for the existing class of shares of the Portfolio.

Response.  The name associated with the class identifier on EDGAR for the existing class of shares was updated in connection with the annual update of the Registration Statement of the Registrant, which was filed with the SEC on February 28, 2013.  The existing class of shares of the Portfolio was renamed Class L10 shares.

10.           Comment.  Please confirm whether the Portfolio qualifies as a “new fund” pursuant to Form N-1A.  If the Portfolio does not qualify as a new fund, please provide the additional information required by Form N-1A, such as additional expense examples and portfolio turnover.

Response.  The Portfolio qualifies as a new fund because the existing class of shares of the Portfolio is not operational.  Therefore, the Portfolio provided the information that is required by Form N-1A for a new fund.

* * * * * *

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Carolyn L. O
Carolyn L. O, Esq.
Vice President
DFA Investment Dimensions Group Inc.